Exhibit 99.1

Nova Minerals Confirms the Sale of Non-Core Investment to Further Fund the Company’s Gold and Antimony Development and Strengthen the Balance Sheet

Caufield, Australia, January 2, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to announce the following key developments that add further cash to the Company’s balance sheet for our 2025 field season, and strengthen its financial position and strategic focus.

Sale of Non-Core Investment

The Company has completed the sale of the 6.6 million shares which it owned in Snow Lake Resources Ltd, realizing gross proceeds of $6.73 million. This strategic divestment aligns with our objective to optimize the Company’s asset portfolio to unlock value for shareholders by further advancing the gold and antimony assets within the Estelle Gold and Critical Minerals Project.

Partial Repayment of the Nebari Loan

$4 million of the proceeds has been allocated to reduce the Nebari loan, leaving just $1.42 million of the facility on the balance sheet. This partial repayment significantly reduces the Company’s debt and leaves additional cash to strengthen the balance sheet, which gives the Company improved financial flexibility to support the continued development of the Estelle Project.

Funding Gold and Antimony Exploration and Development

The remaining proceeds from the sale will be directed towards advancing exploration and development activities at the Company’s Estelle Gold and Critical Minerals Project, in Alaska. The funding is intended to enable the acceleration of development programs aimed at unlocking the full potential of the multiple highly prospective assets across the Estelle Project, with a focus on RPM and the numerous antimony prospects. Antimony is a critical mineral with growing demand in emerging industries and for defense purposes, and the Company is committed to positioning itself as a market leader in this space, while also advancing the development of its gold assets.

Recent US NASDAQ Warrants Exercise Proceeds

The Company’s financial position has also been further strengthened by the exercise of 109,237 warrants over the last few months, which has brought in additional cash funding of approximately $0.79 million.

Outlook

Nova Minerals CEO, Mr Christopher Gerteisen commented: “This transaction starts the year on a very positive note, with further assay results from the 2024 exploration program expected back shortly and many more catalysts to follow in 2025, underscoring our commitment to creating long-term value for our shareholders by actively managing our portfolio, extinguishing debt, and investing in high-potential opportunities.

The sale of Snow Lake, and the additional funds received from the warrants exercise, not only strengthens our financial position, but also enables us to further focus on the exploration and development of our critical mineral assets, such as antimony. This is an exciting time for the Company with the Estelle Gold and Critical Minerals Project well positioned to take advantage of the current macro-economic events for both gold and antimony, and we look forward to providing further updates on the exciting planned 2025 exploration program and other key initiatives in due course.”

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196